April 27, 2010
VIA EDGAR
Mr. Tom Kluck
Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Campbell Strategic Allocation Fund, L.P. Campbell Global Trend Fund, L.P. Amendment No. 1 to Registration Statement on Form S-1 Filed February 19, 2010 File No. 333-163835
Dear Mr. Kluck:
     The Registration Statements for each Fund, together with the exhibits thereto, have been filed via EDGAR with the Staff. Marked and unmarked copies are enclosed for your convenience.
     The following is an item-by-item response to the comments made by the Commission in your letter dated March 15, 2010:
     General
     1.  Please key your responses to this comment letter in your correspondence. For example, please provide the page numbers that correlate to the specific revisions you made in response to our comments.
Response:
We have provided page numbers that correlate to the specific revisions we made in response to the Staff’s comments. All page references refer to the marked copies of to the Registration Statements.
     2.  We note your response to comment 6 of our letter dated January 2010. In your next amendment, please file the offering by Campbell Global Trend Fund, L.P. under a separate registration statement. Also note that the information set forth in the prospectus should be presented in a clear fashion and be presented under the appropriate captions or headings. See Rule 421 of Regulation C. Please revise your disclosure throughout the prospectus to identify clearly to which registrant the information presented is referring. For example, in summary on page 1, please include a subheading that identifies the specific registrant prior to discussing the general information about the particular registrant.

Mr. Tom Kluck
Securities and Exchange Commission
April 23, 2010

Response:
The offering by Campbell Global Trend Fund, L.P. has been filed under a separate registration statement. We have also revised our disclosure throughout the prospectus (starting on page 1) to identify clearly to which registrant the information presented is referring.
     3.  We note your response to comment 7 of our letter dated January 20, 2010. Please note that we have referred your response to the Division of Investment Management. We will notify you of any further comments or requests for additional information.
Response:
Based on conversations we have had with the Division of Investment Management Staff, we believe that the Division of Investment Management has reported back to Corporate Finance that all concerns regarding investment company issues were addressed by our response to comment 7 in your letter dated January 20, 2010.
     4.  We note your response to comment 10 in our letter dated January 20, 2010 and we direct your attention to Rule 415 of Regulation C. Please disclose the termination date of Campbell Strategic Allocation Fund’s continuous offering.
Response:
We revised the prospectus to disclose the termination date of the Campbell Strategic Allocation Fund’s continuous offering. See the Cover Page of the Prospectus.
     5.  We note your response to comment 12 in our letter dated January 20, 2010. Please note under Form S-1, information required by Item 202 of Regulation S-K must be included in the prospectus. Please revise accordingly.
Response:
We revised the prospectus to disclose the information required by Item 202 of Regulation S-K. See the sections entitled “Agreements of Limited Partnership — Redemption Provisions of the Funds” on page 64 and “Agreements of Limited Partnership — Amendments, Meetings and Voting Rights” and on page 65.

Mr. Tom Kluck
Securities and Exchange Commission
April 23, 2010

     6.  We note your response to comment 13 in our letter dated January 20, 2010. Please disclose the aggregate fees paid to your General Partner for the applicable fiscal years, which will be analogous to compliance with Item 402 of Regulation S-K.
Response:
The total brokerage fees paid to Campbell & Company including any performance fees for the years ended December 31, 2009, 2008 and 2007 has been added to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Strategic Allocation Fund — Results of Operations” on page 33.
     7.  We have reviewed your response to comment 14 in our letter dated January 20, 2010. Please provide similar disclosure about your ownership in the prospectus. Also note that the prospectus should disclose the beneficial ownership of Campbell Global Trend Fund, L.P., as of the most recent practicable date for each class of its voting securities currently outstanding, if any. See Item 403(a) of Regulation S-K. In addition, the general partner and its officers manage the funds; thus, any limited partnership interests that they beneficially own in the funds should be disclosed pursuant to Item 403(b) of Regulation S-K.
Response:
A new section entitled “Security Ownership of Certain Beneficial Owners” with the required disclosure about ownership can be found at page 46.
     8.  We note your response to comment 15 in our letter dated January 20, 2010. Please include a statement that cross-references the fees paid to your General Partner.
Response:
A cross reference to the fees paid to the General Partner was added to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Strategic Allocation Fund — Results of Operations” on page 33.
     Cover Page of Registration Statement
     9.  We note your disclosure in footnote (1) to the fee table that the registration statement includes a combined prospectus under Rule 429. Please note that Rule 429 of Regulation C appears to be unavailable with respect to the prior registration statement filed by Campbell Strategic Allocation Fund (File No. 333-119259) since such registration statement would have terminated under Rule 415 of Regulation C. In your next amendment, please pay the appropriate filing fee for the offering by Campbell Strategic Allocation Fund. See Rule 457 of Regulation C.

Mr. Tom Kluck
Securities and Exchange Commission
April 23, 2010

Response:
With this filing, we have paid the appropriate filing fee for the offering of $100,000,000 Units of the Campbell Strategic Allocation Fund.
     Cover Page of Prospectus
     10.  We note your response to comment 11 in our letter dated January 20, 2010 and your revised disclosure on the cover page that the offering price was arbitrarily determined. If other factors were considered in determining the offering price, please discuss such factors in the distribution section.
Response:
No other factors were considered in determining the offering price, so no additional disclosure was added to the distribution section.
     11.  We note your response to comment 17 in our letter dated January 20, 2010. Please quantify the number of units being offered.
Response:
This comment was waived during a conference call with the Staff on Tuesday, March 16, 2010.
     The Risks You Face, page 14

     12.  We note your response to comment 21 in our letter dated January 20, 2010 and we reissue the comment. Each risk factor should contain only one discreet risk. We note that some of your risk factors contain multiple risks and, therefore, they should be revised to present each separate risk under its own subheading. For example, we note the following:
•	The risk factor “Your Investment Could be Illiquid” discusses two separate risks — the risk regarding the illiquid nature of the investments made by the fund in futures, forward and options positions and the risk related to the illiquid nature of the units purchased by investors in this offering.
•	The risk factor “Forward and Option Transactions are Over-the-Counter, are Not Regulated and are Subject to Credit Risk” discusses separate risks. Please separate the risks regarding non-regulation of OTC investments and credit risk of the counterparties (see page i). Also please clearly disclose whether the risk related to your assets on deposit with financial institutions is in relation to credit risk with counterparties or whether it means something else.

Mr. Tom Kluck
Securities and Exchange Commission
April 23, 2010

Response:
The following risk factors have been revised to present each separate risk under its own subheading:
•	The risk factor “Your Investment Could Be Illiquid” has been split into two separate risk factors entitled “The Fund’s Investments Could be Illiquid” and “Your Investment in Either Fund Could be Illiquid”. See pages 14 and 15.
•	The risk factor “Forward and Option Transactions are Over-the-Counter, are Not Regulated and are Subject to Credit Risk” has been split into two separate risk factors entitled “Over-the-Counter Transactions are Subject to Little, if Any, Regulation” and “Over-the-Counter Transactions May Be Subject to the Risk of Counterparty Default”. We have also clarified that the risk relates to credit risk with counterparties. See page 15.
•	The risk factor “The Current Markets are Subject to Market Disruptions and Governmental Intervention That May Be a Detriment to Your Investment” has been split into three separate risk factors entitled “The Current Markets are Subject to Market Disruptions That May Be a Detriment to Your Investment”, “The Current Markets are Subject to Governmental Intervention That May Be a Detriment to Your Investment” and “The Funds are Subject to Regulatory Risk Associated with Futures Contracts that Could Adversely Affect the Funds’ Operations and Profitability”. See page 16.
     Gold Prices Historically Have Been Extremely Volatile . . .” page 17
     13.  We note your statement that although the price of gold has fluctuated widely, it is “generally advancing.” This is mitigating language. Generally, you should limit your Risk Factors section to an identification and brief description of each material risk. Please revise. Also revise accordingly the mitigating language in the second full risk factor on page 22 that “[t]he dealer market for off-exchange instruments is becoming more liquid.”

Mr. Tom Kluck
Securities and Exchange Commission
April 23, 2010

Response:
The mitigating language has been removed from the following risk factors:
•	“Gold Prices Historically Have Been Extremely Volatile and Have Fluctuated Widely in Recent Years. A Drop in the Price of Gold May Cause a Significant Loss in an Investment in the Global Trend Fund’s Global Trend Series (GLD)” on page 17.
•	“Forwards, Options, Swaps, Hybrids and Other Derivatives are Not Subject to CFTC Regulation; Therefore, the Funds Will Not Receive the Same Protections on These Transactions” on page 22.
     The Funds are Subject to Foreign Market Credit and Regulatory Risk, page 22
     14.  We note your disclosure in this risk factor that a substantial portion of Campbell & Company’s trades take place on markets or exchanges outside the United States. Please identify these markets or exchanges in the prospectus.
Response:
We have amended the risk factor “The Funds are Subject to Foreign Market Credit and Regulatory Risk” to identify the exchanges. See page 22.
     Trading Systems, page 28
     15.  We note your response to comment 25 in our letter dated January 20, 2010. We are unable to locate the cross-reference that you state that you included. Please revise. Furthermore, we note your response that the funds currently have no intention of trading swaps. Please disclose this intention in the prospectus and discuss under what circumstances the fund would trade in swaps and describe such transactions.
Response:
The cross reference to the “Use of Proceeds” can be found in the penultimate paragraph on page 29. We have also added language to the section entitled “The Futures, Forward, Option and Swap Markets on page 146 to clarify the fact that the Funds do not currently trade in swaps, but if the trading advisors see it as advantageous to the portfolios, the trading advisors may enter into swap transactions on behalf of the Funds.
     Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Mr. Tom Kluck
Securities and Exchange Commission
April 23, 2010

     Results of Operations, page 33
     For the Year Ended December 31, 2007, page 37
     16.  We note your disclosure on page 38 that Campbell Strategic Allocation Fund’s leverage was temporarily cut by 50% and was cut again in mid-August. Please describe in greater detail how its leverage was cut.
Response:
We have amended the disclosure on page 38 to include the details surrounding the cut in our market exposure.
     The Over-the-Counter Counterparties, page 62

     17.  We note that Campbell & Company may select other or additional counterparties in the future provided that Campbell & Company believes that they present minimal counterparty credit risk. Please disclose here or in the MD&A section how Campbell & Company determines the creditworthiness of counterparties.
Response:
We have added disclosure to “The Over-the-Counter Counterparties” section on page 61 concerning how Campbell determines the creditworthiness of its counterparties.
     Items of Compensation Pursuant to FINRA RULE 2310, page 79
     18. We note your response to comment 36 and we reissue it in its entirety. Please quantify the maximum amount of compensation to be paid.
Response:
We have added the maximum amount of compensation to be paid. See pages 78 and 79.
     Campbell & Company, Inc.
     Consolidated Balance Sheet as of September 30, 2009
     19.  We have considered your response to comment 38 in our letter dated January 21, 2010. Given that Campbell & company is the GP, and is the controlling investor, of CGPF, as

Mr. Tom Kluck
Securities and Exchange Commission
April 23, 2010

disclosed in note 1, please clarify to us why Campbell & Company has consolidated its investment in CGPF as a VIE rather than based on the control obtained through its general partnership interest. Tell us how you determined that CGPF is a VIE and that Campbell & Company is the primary beneficiary. Notwithstanding the above, explain to us how FASB ASC 810 supports your presentation of minority interest outside of equity as previously requested.
Response:
After consideration of comment 38 in your letter dated January 20, 2010 and comment 19 in your letter dated March 15, 2010, we have reported the noncontrolling interest of the CGPF, which is the interest of CGPF owned by the majority shareholder of Campbell & Company, Inc. and a related account, within Shareholders Equity. After considering the Staff’s comments, we now believe this is the proper treatment under SFAS 160/FASB ASC 805. Please see Notes to Consolidated Balance Sheet 1.A, 1.B, and 1.L.
     Part II — Information Not Required In Prospectus, page II-1
     Item 15. Recent Sale of Unregistered Securities, page II-2
     20.  Please disclose the recent sales of securities in Campbell Global Trend Fund, if any. See Item 701 of Regulation S-K.
Response:
We have disclosed in Campbell Global Trend Fund’s Item 15 on page II-2 that there have not been any recent sales.
     Signatures
     21.  We note your response to comment 42 in our letter dated January 20, 2010 and we reissue it in its entirety. Please include the signature of your principal accounting officer or controller. Refer to Instruction 1 to Signatures on Form S-1 for guidance.
Response:
The signature of our principal accounting officer is included in “Signatures” and has been properly identified as such.

Mr. Tom Kluck
Securities and Exchange Commission
April 23, 2010

Please telephone the undersigned at (410) 413-4552 as soon as your review of our response is completed. Thank you in advance for your prompt attention to this matter and for your continuing cooperation.

Sincerely,
/s/ Thomas P. Lloyd
Thomas P. Lloyd
General Counsel